May 28, 2004

Securities and Exchange Commission

Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for the Huffy Corporation Savings Plan, Huffy Corporation Savings Plan for Hourly-Rate Employees of Huffy Sports Division, Huffy Bicycles Hourly Savings Plan, and Huffy Service Solutions, Inc. Savings Plan (formerly Huffy Service First, Inc. Savings Plan) (collectively, the “Huffy Benefit Plans”) and, under the date of June 25, 2003, we reported on the financial statements of the Huffy Benefit Plans as of and for the years ended December 31, 2002 and 2001.  On May 25, 2004, our appointment as principal accountants for the Huffy Benefit Plans was terminated.  We have read Huffy Corporation’s (the Plans’ Sponsor) statements included under Item 4 of its Form 8-K dated June 1, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with the following statements made by Huffy Corporation:

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The change was approved by the Chairman of the Audit Committee pursuant to his delegated authority.

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That Clark, Schaefer, Hackett and Co. was not engaged or consulted regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Huffy Benefit Plans’ financial statements, and no written report or oral advice was provided to Huffy Corporation by Clark, Schaefer, Hackett and Co. which was an important factor considered by Huffy Corporation in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event with respect to the Huffy Benefit Plans’ financial statements.

Very truly yours,

/s/ KPMG

KPMG LLP

cc:

Robert W. Lafferty, Chief Financial Officer, Huffy Corporation

James F. Robeson, Audit Committee Chairman, Huffy Corporation